DEREK OIL & GAS CORPORATION

FINANCIAL STATEMENT REQUEST FORM

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the Management Discussion & Analysis ("MD&A") related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, or both, please complete the information below and mail this form or email the information on this form to us at the following address:

Derek Oil & Gas Corporation

Suite 1201 – 1111 West Hastings Street

Vancouver, BC V6E 2J3

Attention: Secretary

e-mail: info@derekoilandgas.com

I wish to receive your:

(Check one or both, as necessary)

Annual financial statements and MD&A

Interim financial statements and MD&A

which should be sent to:

NAME (please print)

ADDRESS

Postal of Zip Code

To use electronic methods for communication with our shareholders, we request that you provide us with your e-mail address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.

I HEREBY CONSENT to receipt of information by e-mail as the following address:

e-mail address

Initial:

 Date: